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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of  October, 2003
                                   ----------------


                              ATI TECHNOLOGIES INC.
                              ---------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F                          Form 40-F         X
                        ----------------                   -----------------


       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                               Page 1 of Pages 30
                           Index is located on Page 2

                                                                         2 of 30

                               INDEX

Document                                                         Page Number
Press Release dated October 3, 2003                                      3
Signature Page                                                          30

                                                                         3 of 30

LOGO


For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600 xtn8107 or cevenden@ati.com


                  ATI Reports Fourth Quarter Financial Results
                Notebook and cell phone sales lead strong results

Markham, Ontario -- October 3, 2003 -- ATI Technologies Inc. (TSX: ATY, NASDAQ:
ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today announced its financial results for the fourth quarter of its 2003 fiscal year ended August 31, 2003.

Revenues for the fourth quarter were $380.7/1/ million compared to $355.7/2/ million in the third quarter of fiscal 2003 and 70.8% higher than the same quarter a year ago. Gross margin was 35.6%, rising 3.0 percentage points from 32.6% in the third quarter. Operating expenses, excluding amortization of intangible assets and other charges/3/, increased $9.7 million to $99.5 million compared to the third quarter.

Net income for the fourth quarter was $22.3 million or $0.09 per share compared to net income of $15.0 million or $0.06 per share for the third quarter of 2003 and a net loss of $34.6 million or $0.15 per share for the same period a year ago.

Adjusted net income/4/ for the fourth quarter was $29.0 million or $0.12 per share compared to $20.1 million or $0.08 per share for the previous quarter, and an adjusted net loss of $0.1 million or $0.00 per share for the same period a year ago.
                                                                            ..2

/1/All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

/2/Revenue, net income and net income per share and adjusted net income of prior periods have been restated. See Note 1 to the consolidated financial statements for an explanation of this change.

/3/The Company incurred other charges during the quarter that are not considered to be part of the Company's normalized operations and in aggregate represent $10.4 million. (See Note 7 to the consolidated financial statements.)

/4/Please see the table titled "Adjusted Net Income -- Reconciliation" in Management's Discussion and Analysis of Interim Financial Results in this release for the reconciliation between adjusted net income and net income, which is determined in accordance with generally accepted accounting principles or GAAP.

                                                                         4 of 30

"All of our product lines contributed to our revenue strength this quarter," said K. Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "In particular, our consumer business made a material contribution to our sales for the first time, and all of our business areas contributed to margin growth. With performance leadership in every PC segment and growth in our cell phone business, we are well-positioned as we enter fiscal 2004."

"We are delivering on our four corporate strategies," said David Orton, President and Chief Operating Officer, ATI Technologies Inc. "We have technology leadership in both our desktop and notebook discrete segments, we have followed up our success in notebook integrated with the introduction of our desktop integrated chipsets, and most significantly, we've made major inroads beyond the PC with our handheld business."

Accounting Change

During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risk and rewards of ownership have been transferred to the customer. This change and the related income tax effect have been applied retroactively. The financial statements of all prior periods presented for comparative purposes have been restated to give effect to this change. Details are provided in Note 1 in the accompanying financial statements. There is no impact from this change on the fourth quarter of fiscal 2003.

Outlook

ATI expects revenues in the first quarter of fiscal 2004 to be between $400 and $430 million. Gross margin for the first quarter, as a percentage of revenues, is expected to be within ATI's target range of 32 - 35%. Operating expenses, excluding amortization of intangibles and other charges, are expected to be about the same as the fourth quarter. As a result of the above, adjusted net income should be flat to marginally higher in the first quarter of fiscal 2004 relative to the fourth quarter of fiscal 2003.

ATI continues to be optimistic about its outlook for fiscal 2004, and anticipates traditional seasonality, whereby the strongest quarter is the first quarter, followed by a relatively constant to slightly weaker revenue and profit profile until the fourth quarter.

                                                                         5 of 30


Operational Highlights

Subsequent to quarter end, on September 30, 2003 ATI introduced its new enthusiast and performance mainstream desktop products, the RADEON(TM) 9800 XT and RADEON(TM) 9600 XT. Each has a considerable performance lead in its segment, and the RADEON 9600 XT breaks new ground as the world's first enhanced .13 micron low-k VPU (Visual Processing Unit). On the same day, ATI announced a major co-marketing agreement with Valve(R), developers of Half-Life(R) 2. The game, named "Best of E3", is expected to be a best-selling title and will be bundled with RADEON 9800 XT and other high-end products. Also on September 30, ATI announced that ASUSTek Computer Inc., the world's largest manufacturer of add-in graphics boards, will build and market boards based on ATI VPUs.

Subsequent to quarter end, ATI acquired certain assets of AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.0 million. This acquisition strengthens ATI's direct presence in the Far East - a critical and rapidly growing market.

Highlights of the fourth quarter include:

o ATI launched two new workstation products. Both the FireGL(TM) X2-256 and FireGL(TM) T2-128 have a considerable price/performance lead in their respective segments.

o ATI unveiled the latest in its award-winning ALL-IN-WONDER(TM) product line, the ALL-IN-WONDER(TM) 9600 PRO.

o The first notebooks using ATI's MOBILITY(TM)RADEON(TM)9600 VPU hit the market, stunning reviewers with their desktop-level graphics performance.

o ATI announced an agreement with Microsoft(R) for future Xbox(R) related products, technologies and services. ATI now has future technology agreements with two of the three major console makers.

o A major cell phone manufacturer moved into volume production of cell phones using ATI's IMAGEON(TM) graphics processor.

o ATI started shipping its RADEON(TM) 9100 IGP at the end of the quarter to some of the world's largest motherboard manufacturers.

                                                                         6 of 30



MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

The following discussion and analysis should be read in conjunction with the attached consolidated financial statements and accompanying notes that reflect the accounting change and restatement referred to above.

Revenues

ATI's revenues for the fourth quarter relative to the third quarter and the same period a year ago increased 7.0% and 70.8% respectively, to $380.7 million. The increase both sequentially and year-over-year was a result of strong notebook sales for both the Company's discrete and integrated products, sales of the Company's consumer products, as well as growth year-over-year in the Company's desktop products.

Gross Margin

Gross margin for the fourth quarter improved 3.0 percentage points to 35.6% compared to the third quarter and 4.7 percentage points over the same period last year.

The improvements were primarily a result of:

o Increased margins for board-level products reflecting the strength of the Company's high-end products;

o Improvements in desktop chip margins largely due to higher margins from the RADEON(TM) 9800 family of products; and

o Contribution from the Company's consumer products - particularly the IMAGEON product - for use in cell phones.

Operating Expenses

Operating expenses, excluding the amortization of intangibles and other charges, were $99.5 million in the fourth quarter, up from third quarter levels of $89.7 million.

The increase in expense was primarily attributable to:

o A non-recurring charge of about $6.0 million, consisting of incentive compensation and other charges associated with the signing of a development agreement;

o Foreign exchange impact of about $2.1 million related to the substantial rise in the Canadian dollar relative to the US dollar; and

o    A slight increase in variable sales and prototyping expenses.

                                                                         7 of 30






On a year-over-year basis for the fourth quarter, total operating expenses, excluding the amortization of intangibles and other charges as a percentage of sales, decreased slightly but increased 42.6% on an absolute basis.

The increase is primarily attributable to:

o Increased R&D investment mostly related to the Company's consumer and desktop product groups. The increased investment includes higher prototyping costs, headcount related expense, and tools;

o    Volume related selling expense due to higher sales; and

o    The expense variances noted above.

Other Charges

The Company incurred other charges during the quarter that have been excluded from the Company's adjusted net income calculation, totaling $10.4 million. Please see Note 7 to the consolidated financial statements for further disclosure on the other charges.

Total Operating Expenses

Total operating expenses reflect the operating expenses detailed earlier, as well as the amortization of intangible assets and other charges. For further information on the treatment of the amortization of intangible assets please see
Note 2 to the consolidated financial statements.

Non-Operating Income

Interest and other income for the fourth quarter increased about $2.1 million to $0.7 million relative to the loss of $1.4 million in the third quarter of fiscal 2003. The loss in the third quarter resulted primarily from the writedown of fixed assets.

ATI also realized a $3.8 million gain on the sale of long-term investments during the quarter.

Net Income

Net income for the fourth quarter was $22.3 million or $0.09 per share compared to net income of $15.0 million or $0.06 per share for the third quarter of 2003 and a net loss of $34.6 million or $0.15 per share for the same period a year ago.

                                                                         8 of 30







The sequential increase in quarterly net income was largely a result of higher revenues and margin, partially offset by higher total operating expenses as outlined above. On a year-over-year basis, net income for the fourth quarter rose $56.9 million as a result of higher revenues.

Adjusted net income/5/ for the fourth quarter was $29.0 million or $0.12 per share compared to $20.1 million or $0.08 per share for the previous quarter, and $0.1 million or $0.00 per share for the same period a year ago. Increased revenue and improving gross margin, somewhat offset by increased operating expenses, were largely responsible for the increase in adjusted net income relative to both prior periods.

Liquidity and Financial Resources

ATI's cash flow from operations was $48.1 million in the fourth quarter of fiscal 2003, reflecting cash generation similar to the previous quarter.

Although inventory levels as of August 31, 2003 increased relative to the third quarter of 2003, they decreased slightly when compared to August 31, 2002, when revenues, by comparison, were materially lower. ATI believes that inventory levels are at an appropriate level to support sales.

Receivables were $234.5 million, up $93.4 million from the end of fiscal 2002 consistent with the growth in sales over last year's fourth quarter.

As of August 31, 2003, ATI had working capital of $426.5 million, compared to $357.6 million at August 31, 2002. The Company's cash position, including short-term investments, grew to a new high of $350.7 million as of quarter end, compared to $285.2 million in the third quarter. ATI's cash position increased during the quarter as a result of positive earnings and pre-payments of $8.0 million recorded in deferred revenue associated with a development contract,




/5/Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income -- Reconciliation" at the end of this release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

                                                                         9 of 30



$14.4 million from the exercise of options, and $9.7 million from the sale of long-term investments. The Company's cash position as at August 31, 2003 also increased compared to its levels at August 31, 2002.

Intangible assets other than goodwill declined to $8.8 million at the end of the fourth quarter of fiscal 2003, from $21.9 million at August 31, 2002. The decline in these assets was due to continued amortization. During the first quarter of 2003 the Company reclassified $2.3 million relating to workforce from intangible assets to goodwill as a result of the adoption of CICA Handbook
Section 3062.

As discussed previously, beginning in the first quarter of fiscal 2003, the Company adopted the new accounting policies relating to the treatment of goodwill and intangible assets (CICA Handbook Section 3062) and therefore is no longer amortizing goodwill. Goodwill, which is associated primarily with the prior acquisition of ArtX, is currently $190.1 million and is tested for impairment on an annual basis. The Company completed the transitional goodwill impairment and annual assessment during the second and fourth quarter of 2003 respectively, and has determined no impairment existed.

Claims and Proceedings

On May 16, 2003, Cirrus Logic, Inc. filed in the United States District Court, Western District of Texas, a patent infringement lawsuit against ATI Technologies Inc. The suit claimed infringement of US Patent No. 5,841,418 issued on November 24, 1998 entitled "Dual displays having independent resolutions and refresh rates". On October 1, 2003, ATI Technologies announced that it had entered into a cross-license agreement with Cirrus Logic and has settled all outstanding litigation between the companies.

Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between Cirrus and ATI have been dismissed. In connection with the settlement, Cirrus Logic transferred to ATI a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago.

                                                                        10 of 30


Adjusted Net Income - Reconciliation

Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized operations. While the Company recognizes that adjusted net income does not have any standardized meaning according to GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance.

     (Thousands of US dollars, except per share amounts)
    ----------------------------------------------- ---- ---------------------------- ----------------------------
                                                             Three months ended           Twelve months ended


                                                                  August 31                    August 31

                                                             2003          2002           2003           2002

                                                                 (Unaudited)                  (Unaudited)
    ----------------------------------------------- ---- ---------------------------- ----------------------------

                                                                          (Restated)                   (Restated)

    Net income (loss) - GAAP basis                           $ 22,294     $ (34,634)       $ 35,229    $ (49,079)

    Amortization of intangible assets(1)                        1,271         33,468         10,767        97,501

    Other charges                                              10,440                        28,724
                                                                             -                            -

    Loss (gain) on investments                                (3,844)          3,355        (3,876)         3,355

    Tax recovery of other charges                               (992)                       (2,156)
                                                                             -                            -

    Net tax on sale of investments                                             (152)              6         (152)
                                                              -

    Deferred tax recovery of future tax liability               (180)        (2,090)        (1,679)       (3,547)
        on intangible assets
    ----------------------------------------------- ---- ------------- -------------- -------------- -------------

    Adjusted net income (loss)                               $ 28,989         $ (53)       $ 67,015      $ 48,078
    ----------------------------------------------- ---- ------------- -------------- -------------- -------------

    Adjusted net income per share

         Basic                                                 $ 0.12                        $ 0.28        $ 0.20
                                                                             -

         Diluted                                               $ 0.12                        $ 0.27        $ 0.19
                                                                             -
    ----------------------------------------------- ---- ------------- -------------- -------------- -------------

    Weighted average number of shares (000's):

         Basic                                                240,647        236,848        238,251       234,895

         Diluted                                              249,525        236,848        244,353       246,872
    ----------------------------------------------- ---- ------------- -------------- -------------- -------------

(1)  Effective September 1, 2002, the Company no longer amortizes goodwill. See
     Note 1 to the consolidated financial statements.

                                                                       11 of 30
Forward-looking Statements and Uncertainties

Certain statements in this release constitute "forward-looking statements." When used in this release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this release and in the Company's 2002 Annual Report and 2002 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 a.m. EDT to discuss its financial results for the fourth quarter and year-end of its 2003 fiscal year, ended August 31, 2003. To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, 2003 Conference Calls - Q4 2003. Replays of the conference call will be available through October 10, 2003. Please dial 416-695-5800 and enter the passcode 1433482. A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of $1.3 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:
Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------
For investor relations support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or janet@ati.com
                                -------------
                                                           - 30 -
                                                Financial Statements Attached

                                                                       12 of 30


 ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended                              Twelve months ended
                                           August 31               August 31                August 31               August 31
                                             2003                     2002                    2003                    2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                  (Restated)                                      (Restated)
Revenues                               $ 380,674     100.0%   $ 222,865      100.0%  $ 1,385,293     100.0%  $ 1,015,779     100.0%
Cost of goods sold                       245,191      64.4%     154,088       69.1%      952,001      68.7%      682,385      67.2%
------------------------------------------------------------------------------------------------------------------------------------
Gross Margin                             135,483      35.6%      68,777       30.9%      433,292      31.3%      333,394      32.8%
Expenses
     Selling and marketing                27,628       7.3%      18,233        8.2%       96,925       7.0%       77,920       7.7%
     Research and development             61,285      16.1%      42,850       19.3%      212,976      15.4%      164,609      16.2%
     Administrative                       10,557       2.8%       8,672        3.9%       39,413       2.8%       35,662       3.5%
     Amortization of intangible assets     1,271       0.3%      33,468       15.0%       10,767       0.8%       97,501       9.6%
     Other charges (Note 7)               10,440       2.7%           -          -        28,724       2.1%            -         -

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                         111,181      29.2%     103,223       46.4%      388,805      28.1%      375,692      37.0%
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations             24,302       6.4%    (34,446)     (15.5%)       44,487       3.2%     (42,298)     (4.2%)

Interest and other income                    714       0.2%       1,321        0.6%          506         -         4,087       0.4%

Gain (loss) on investments                 3,844       1.0%     (3,355)      (1.5%)        3,876       0.3%      (3,355)     (0.3%)
Interest expense                           (516)     (0.1%)       (408)      (0.2%)      (1,899)     (0.1%)        (659)     (0.1%)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes         28,344       7.5%    (36,888)     (16.6%)       46,970       3.4%     (42,225)     (4.2%)
Income taxes                               6,050       1.6%     (2,254)      (1.1%)       11,741       0.9%        6,854       0.6%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net Income (loss)                       $ 22,294       5.9%  $ (34,634)     (15.5%)     $ 35,229       2.5%   $ (49,079)     (4.8%)


Retained earnings, beginning of period    81,732                103,431                   68,797                 117,876
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period       $ 104,026               $ 68,797                $ 104,026                $ 68,797
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


Net income (loss) per share (Note 8)
    Basic                                $ 0.09                $ (0.15)                   $ 0.15                 $ (0.21)
    Diluted                              $ 0.09                $ (0.15)                   $ 0.14                 $ (0.21)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
    (000's)
    Basic                               240,647                 236,848                  238,251                  234,895
    Diluted                             249,525                 236,848                  244,353                  234,895
Outstanding number of shares at the end
    of the quarter  (000's)             241,742                 236,871                  241,742                  236,871
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        13 of 30

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)
---------------------------------------------------------------------- --------------------- -------------------
                                                                            August 31            August 31
                                                                               2003                 2002
---------------------------------------------------------------------- --------------------- -------------------
---------------------------------------------------------------------- --------------------- -------------------
                                                                                                 (Restated)
Assets
Current assets:
     Cash and cash equivalents                                                    $ 300,905           $ 187,126
     Short-term investments                                                          49,784              49,801
     Accounts receivable                                                            234,548             141,126
     Inventories                                                                    176,494             192,121
     Prepayments and sundry receivables                                              31,753              21,806
     Future income tax assets                                                         3,772               3,630
---------------------------------------------------------------------- --------------------- -------------------
Total current assets                                                                797,256             595,610

Capital assets                                                                       86,890              95,838
Intangible assets (Note 2)                                                            8,811              21,858
Goodwill (Note 2)                                                                   190,095             187,815
Long-term investments                                                                 3,960               7,405
Tax credits recoverable                                                              21,181
                                                                                                              -
Future income tax assets                                                              7,865                 844
---------------------------------------------------------------------- --------------------- -------------------
---------------------------------------------------------------------- --------------------- -------------------
     Total Assets                                                               $ 1,116,058           $ 909,370
---------------------------------------------------------------------- --------------------- -------------------


Liabilities and Shareholders' Equity
Current liabilities:
     Bank indebtedness                                                          $         -             $12,015
     Accounts payable                                                               191,196             172,093
     Accrued liabilities                                                            136,709              49,421
     Deferred revenue                                                                37,669                 250
     Current portion of long-term debt (Note 4)                                       1,394                 568
     Future income tax liabilities                                                        -               3,459
---------------------------------------------------------------------- --------------------- -------------------
Total current liabilities                                                           366,968             237,806

Long-term debt (Note 4)                                                              28,073              15,798
Future income tax liabilities                                                        21,408              12,588
---------------------------------------------------------------------- --------------------- -------------------
---------------------------------------------------------------------- --------------------- -------------------
Total liabilities                                                                   416,449             266,192

Shareholders' equity:
     Share capital                                                                  582,454             561,477
     Contributed surplus                                                              4,855               4,630
     Retained earnings                                                              104,026              68,797
     Currency translation adjustment                                                  8,274               8,274
---------------------------------------------------------------------- --------------------- -------------------
---------------------------------------------------------------------- --------------------- -------------------
Total shareholders' equity                                                          699,609             643,178
---------------------------------------------------------------------- --------------------- -------------------
---------------------------------------------------------------------- --------------------- -------------------
     Total Liabilities and Shareholders' Equity                                 $ 1,116,058           $ 909,370
---------------------------------------------------------------------- --------------------- -------------------

See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        14 of 30
ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)
-------------------------------------------------------------- ----------------------------- -----------------------------
                                                                    Three months ended           Twelve months ended
                                                                        August 31                     August 31
                                                                   2003           2002           2003           2002
-------------------------------------------------------------- ------------- --------------- -------------- --------------
Cash provided by (used in):                                                       (Restated)                    (Restated)
Operating activities:
Net income (loss)                                                  $ 22,294      $ (34,634)       $ 35,229     $ (49,079)
Add items not affecting working capital:
    Tax credits recoverable                                           (130)               -       (21,181)              -
    Future income taxes                                                 720           5,083        (1,802)          1,223
    Depreciation and amortization                                     6,276          40,037         34,705        120,422
    Other charges (Note 7)                                                -               -          1,400              -
    Loss (gain) on investments, net                                 (3,844)           3,355        (3,876)          3,355
    Foreign exchange loss (gain)                                       (93)           (164)          3,637            620
Net changes in non-cash working capital balances relating
  to operations:
    Accounts receivable                                            (29,568)          14,910       (93,422)       (23,109)
    Inventories                                                    (40,064)        (60,822)         15,627       (80,203)
    Prepayments and sundry receivables                              (6,129)           1,435        (8,678)          (678)
    Accounts payable                                                 33,013          46,990         19,103         91,916
    Accrued liabilities                                              46,511        (11,005)         87,288          1,662
    Deferred revenue                                                 19,067            (88)         37,419          (104)
    Income taxes payable                                                  -         (7,780)              -        (9,083)
-------------------------------------------------------------- ------------- --------------- -------------- --------------
                                                                     48,053         (2,683)        105,449         56,942
-------------------------------------------------------------- ------------- --------------- -------------- --------------
Financing activities:
Increase (decrease) in bank indebtedness                                 -            (243)       (12,015)          3,266
Addition to long-term debt                                               -                -         10,700              -
Principal payment on long-term debt                                   (335)           (131)        (1,064)          (312)
Settlement of swap contract (Note 6)                                     -                -        (1,365)             -
Issuance of common shares                                            14,373             241         20,977         12,495
Repayment of share purchase loans                                                         -            225            362
                                                                    -
-------------------------------------------------------------- ------------- --------------- -------------- --------------
-------------------------------------------------------------- ------------- --------------- -------------- --------------
                                                                     14,038           (133)         17,467         15,811
-------------------------------------------------------------- ------------- --------------- -------------- --------------
Investing activities:
Purchase of short-term investments                                        -               -       (49,784)       (54,233)
Maturity of short-term investments                                        -               -        49,649         49,584
Additions to capital assets                                         (3,667)          (5,841)      (16,390)       (30,111)
Purchase of long-term investments                                   (2,460)               -        (2,460)             -

Proceeds from sale of investments                                     9,749               -        10,029              -
Acquisitions, net of cash acquired                                        -         (20,050)            -        (22,118)
-------------------------------------------------------------- ------------- --------------- -------------- --------------
                                                                      3,622         (25,891)       (8,956)       (56,878)
-------------------------------------------------------------- ------------- --------------- -------------- --------------
-------------------------------------------------------------- ------------- --------------- -------------- --------------
Foreign exchange loss on cash held in foreign currency                (266)            (175)         (181)          (204)
-------------------------------------------------------------- ------------- --------------- -------------- --------------
-------------------------------------------------------------- ------------- --------------- -------------- --------------

Increase (decrease) in cash and cash equivalents                     65,447         (28,882)       113,779         15,671
Cash and cash equivalents - beginning of period                     235,458         216,008        187,126        171,455
-------------------------------------------------------------- ------------- --------------- -------------- --------------
-------------------------------------------------------------- ------------- --------------- -------------- --------------
Cash and cash equivalents - end of period                           300,905         187,126        300,905        187,126
     Short-term investments                                          49,784          49,801         49,784         49,801
-------------------------------------------------------------- ------------- --------------- -------------- --------------
-------------------------------------------------------------- ------------- --------------- -------------- --------------
Cash position - end of period                                     $ 350,689       $ 236,927      $ 350,689      $ 236,927
-------------------------------------------------------------- ------------- --------------- -------------- --------------

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        15 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)


The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

1.       SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2002.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the following:

(a)  CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based
     Payments:

     Effective September 1, 2002, the Company adopted the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See Note 11 for the pro forma disclosure as required by this standard.

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets:

     Effective September 1, 2002, the Company fully adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". From that date, the Company discontinued amortization of all existing goodwill. The Company reviewed existing intangible assets, including estimates of remaining lives, and has reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new criteria.

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined that no impairment existed as of September 1, 2002.

                                                                        16 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)



1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets (continued):

     Upon adopting these standards on September 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying value to its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards of Section 3062 and determined that there was no occurrence of goodwill impairment in fiscal 2003.

     Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

     ---------------------------------------------------------- -------------------------- --------------------------

                                                                   Three months ended         Twelve months ended

                                                                        August 31                  August 31

     (Thousands of US dollars, except per share amounts)           2003          2002         2003          2002
     ---------------------------------------------------------- ------------ ------------- ------------ -------------
     ---------------------------------------------------------- ------------ ------------- ------------ -------------

                                                                               (Restated)                 (Restated)

     Net income (loss)                                             $ 22,294    $ (34,634)     $ 35,229    $ (49,079)


     Add back: goodwill amortization                                 -             15,727       -             74,014
     ---------------------------------------------------------- ------------ ------------- ------------ -------------
     ---------------------------------------------------------- ------------ ------------- ------------ -------------

     Net income (loss) before goodwill amortization                $ 22,294    $ (18,907)     $ 35,229      $ 24,935

     ---------------------------------------------------------- ------------ ------------- ------------ -------------
     ---------------------------------------------------------- ------------ ------------- ------------ -------------

     Basic net income (loss) per share:

     Net income (loss)                                               $ 0.09      $ (0.15)       $ 0.15      $ (0.21)

     Net income (loss) before goodwill amortization                    0.09        (0.08)         0.15          0.11


     Diluted net income (loss) per share:

     Net income (loss)                                               $ 0.09      $ (0.15)       $ 0.14      $ (0.21)

     Net income (loss) before goodwill amortization                    0.09        (0.08)         0.14        $ 0.10

     ---------------------------------------------------------- ------------ ------------- ------------ -------------

     During the fourth quarter, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards, Section 3062 and determined that there was no occurrence of goodwill impairment in the fiscal year of 2003.

                                                                        17 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     c) During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. This change, and the related income tax effect, have been applied retroactively. The financial statements of all prior periods presented for comparative purposes have been restated to give effect to this change.

        The impact of this change on prior years is as follows:

         (Thousands of US dollars, except per share amounts)
        -------------------------------------------- -------------------- -------------------- -------------------

                                                     Three months ended   Twelve months ended    Twelve months
                                                                                                     ended


                                                       August 31, 2002      August 31, 2002     August 31, 2001
        -------------------------------------------- -------------------- -------------------- -------------------
        -------------------------------------------- -------------------- -------------------- -------------------

        Revenue
             As previously reported                           $  239,480          $ 1,021,722         $ 1,037,809
             As restated                                         222,865            1,015,779           1,040,365

        Net loss
             As previously reported                           $ (32,156)          $  (47,465)         $  (54,205)
             As restated                                        (34,634)             (49,079)            (53,789)

        Net loss per share
             Basic and diluted:
             As previously reported                           $   (0.14)          $    (0.20)         $    (0.23)
             As restated                                          (0.15)               (0.21)              (0.23)
        -------------------------------------------- -------------------- -------------------- -------------------


       For the year ended August 31, 2003, as a result of this change, revenue, net income, basic net income per share and diluted net income per share have been increased by $22.0 million, $3.8 million, $0.02 basic and $0.01 diluted per share, respectively. Opening retained earnings for the Company's 2001 financial year has been decreased by $2.7 million to give effect to this change.

                                                                        18 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (c) The impact of this change on each of the first three quarters of fiscal 2003 is as follows:


         (Thousands of US dollars, except per share amounts)
         --------------------------------- ------------------ ------------------ ------------------
                                             Three months       Three months       Three months
                                                 ended              ended              ended
                                           November 30, 2002  February 28, 2003    May 31, 2003
         --------------------------------- ------------------ ------------------ ------------------
         --------------------------------- ------------------ ------------------ ------------------

         Revenue
              As previously reported               $ 322,020          $ 318,482          $ 342,131
              As restated                            335,436            313,492            355,691

         Net income (loss)
              As previously reported                 $ 4,988          $ (8,337)           $ 12,435
              As restated                              7,344            (9,417)             15,008

         Net income (loss) per share
              Basic and diluted:
              As previously reported                    0.02             (0.04)               0.05
              As restated                               0.03             (0.04)               0.06

         --------------------------------- ------------------ ------------------ ------------------

         This change had no impact on the quarter ended August 31, 2003.

                                                                        19 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

2.       GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets acquired at August 31, 2003 and August 31, 2002 are as follows :

      ------------------------------------- --------------- ----------------- -------------- --------------------
                                                 Cost         Accumulated       Net book       Net book value
                                                              amortization        value
      (Thousands of US dollars)                             August 31, 2003                      August 31, 2002
      ------------------------------------- ------------------------------------------------ --------------------
      ------------------------------------- --------------- ----------------- -------------- --------------------
      Purchased in-process R & D                  $ 56,250          $ 56,250                             $ 4,417
                                                                              $     -
      Workforce                                                           -              -                 2,280
                                                  -
      Core technology                               31,144            22,333          8,811               15,161
      ------------------------------------- --------------- ----------------- -------------- --------------------
      ------------------------------------- --------------- ----------------- -------------- --------------------

      Total intangible assets                     $ 87,394          $ 78,583        $ 8,811             $ 21,858
      ------------------------------------- --------------- ----------------- -------------- --------------------
      ------------------------------------- --------------- ----------------- -------------- --------------------

      Goodwill                                   $ 376,788         $ 186,693      $ 190,095            $ 187,815
      ------------------------------------- --------------- ----------------- -------------- --------------------

Amortization expense related to intangible assets amounted to $ 1.3 million and $ 10.8 million for the three months and twelve months ended August 31, 2003 respectively (2002: $2.6 million and $9.0 million). Amortization expense related to goodwill was nil for the three months and twelve months ended August 31, 2003 (2002 - $15.5 million and $73.1 million).


3.       CREDIT FACILITY

The Company maintains demand bank credit facilities aggregating $25.4 million with a single financial institution. There are no borrowings outstanding under these facilities.


4.       LONG-TERM DEBT

      ------------------------------------------------------- ------------ ---------------- -----------------
      (Thousands of US dollars)                                Interest       August 31      August 31 2002
                                                                 rate           2003
      ------------------------------------------------------- ------------ ---------------- -----------------
      Obligation under capital lease (i)                         6.31%            $ 17,785          $ 16,366
      Mortgage payable (ii)                                      6.96%              11,682
                                                                                                   -
      ------------------------------------------------------- ------------ ---------------- -----------------
      ------------------------------------------------------- ------------ ---------------- -----------------
                                                                                  $ 29,467            16,366
      Current portion of long-term debt                                              1,394               568
      ------------------------------------------------------- ------------ ---------------- -----------------
      ------------------------------------------------------- ------------ ---------------- -----------------
      Total                                                                       $ 28,073          $ 15,798
      ------------------------------------------------------- ------------ ---------------- -----------------

                                                                        20 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

4.   LONG-TERM DEBT (CONTINUED)

     (i) Obligation under capital lease :

         The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility").

    (ii) Mortgage payable :

         On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at August 31, 2003 amounted to $11.7 million (Cdn. $16.2 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars.

5.  GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of August 31, 2003, the outstanding amount of the mortgage stood at $23.4 million (Cdn. $32.4 million).

In addition, the Company posted a letter of credit in the amount $2.2 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.


6.       LOSS ON INTEREST RATE SWAP

In fiscal 2001, CVRH entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its mortgage for the Building Facility. This interest rate swap contract closed on September 10, 2002 resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage.

                                                                        21 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)


7.       OTHER CHARGES

Other charges are comprised of the following items:

                            (Thousands of US dollars)
             ------------------------------------------------------------ -------------------- --------------------

                                                                          Three months ended   Twelve months ended


                                                                            August 31, 2003      August 31, 2003
             ------------------------------------------------------------ -------------------- --------------------
             ------------------------------------------------------------ -------------------- --------------------

             Settlement of class action lawsuits (i)                                 $ (3,330)             $ 4,670

             Regulatory matters (ii)                                                      728                5,828

             Restructuring charge - European operations (iii)                           3,777                6,542

             Lease exit charge (iv)                                                       265                2,684

             Settlement of patent litigation with Cirrus Logic, Inc. (v)                9,000                9,000
             ------------------------------------------------------------ -------------------- --------------------
             ------------------------------------------------------------ -------------------- --------------------

             Total                                                                   $ 10,440             $ 28,724
             ------------------------------------------------------------ -------------------- --------------------


     (i) Settlement of class action lawsuits

         On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final court approval on April 25, 2003 included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed from the Court's order.

         During the fourth quarter of fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(ii)     Regulatory Matters

         In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The Board of Directors set up a special committee and retained advisors to conduct an independent review of the concerns raised by OSC staff. A hearing date has now been set for February - March 2004.

                                                                        22 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)


7. OTHER CHARGES (CONTINUED)

   (ii)  Regulatory Matters (continued)

         The Company has incurred external charges in connection with this matter totaling $0.7 million and $5.8 million during the three months and twelve months ended August 31, 2003 respectively.

  (iii)  Restructuring charge - European operations

         The following table details the activity through the restructuring liabilities accrual:

         (Thousands of US dollars)
          ------------------------------------------------ ------------------- ------------------
                                                           Three months ended    Twelve months
                                                                                     ended

                                                              August 31, 2003    August 31, 2003
          ------------------------------------------------ ------------------- ------------------
          Balance, opening                                            $ 1,127           $

          Provision                                                     3,777             5,142
          Cash payments                                                  (658)             (896)
          ------------------------------------------------ ------------------- ------------------
          ------------------------------------------------ ------------------- ------------------
          Balance at August 31, 2003                                  $ 4,246           $ 4,246
          ------------------------------------------------ ------------------- ------------------

         (a) During the second quarter, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland. The Company has shifted its European business model from direct selling to marketing its graphic chip technology to original design manufacturers and add-in-board partners serving European original equipment manufacturers, system builders and distribution channels. The transition has resulted in the redundancy of the operations in Dublin.

              The Company recorded a pre-tax charge of $2.8 million related to the closure of ATEL in the second quarter of Fiscal 2003. The following table details the components of the charge:



              (Thousands of US dollars)
              ------------------------------------------- ------------------- ------------------
                                                          Three months ended    Twelve months
                                                                                    ended

                                                             August 31, 2003    August 31, 2003
              ------------------------------------------- ------------------- ------------------
              Exit and other costs                                                      $ 1,365
                                                                 $ -
              Asset impairment (non-cash)                                                 1,400
                                                                  -
              ------------------------------------------- ------------------- ------------------
              ------------------------------------------- ------------------- ------------------
              Total                                                                     $ 2,765
                                                                 $ -
              ------------------------------------------- ------------------- ------------------

                                                                        23 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

7. OTHER CHARGES (CONTINUED)

(iii) Restructuring charge - European operations (continued)

                 (a) The asset impairment is due to the write-down of the
                     building facility in Dublin, Ireland to fair value less cost to sell. The building facility in Dublin, which has a fair value of $1.9 million, is included in the capital assets for financial statement presentation purposes.

                     The Company completed the major components of its exit plan for ATEL in July 2003 and expects to pay out the cash portion of the restructuring charge by September 2003.

                 (b) During the fourth quarter, the Company decided to
                     discontinue the operations of ATI Research GMBH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GMBH.

                     The Company expects to complete the major components of its exit plan for ATI Research GMBH by December 2003.

                (iv) Lease exit charge

                     During the second quarter, the Company determined that it would exit certain leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge for the second quarter.

                     During the fourth quarter, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

                (v) Settlement of patent litigation with Cirrus Logic, Inc.

                    In May 2003, Cirrus Logic, Inc. ("Cirrus") brought suit against the Company in the United States District Court for the Western District of Texas, Austin Division, for infringement of a Cirrus patent relating to graphics processor technology. In addition, a separate patent infringement suit relating to a different Cirrus patent has been pending in the United States District Court for the Northern District of California, San Francisco Division, since July 1998.

                    Subsequent to the year end, the Company and Cirrus announced that they have entered into a cross-license agreement and have settled all outstanding litigation between the Companies.

                    Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between the Company and Cirrus were dismissed. In connection with the settlement, Cirrus will transfer to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, and the Company will pay Cirrus $9 million.

                                                                        24 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

8.       NET INCOME (LOSS) PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:


     --------------------------------------------------------- --------------------------- ---------------------------
                                                                   Three months ended          Twelve months ended
                                                                        August 31                   August 31
     (Thousands of US dollars, except per share amounts)           2003          2002          2003          2002
     --------------------------------------------------------- --------------------------- ---------------------------
                                                                               (Restated)                  (Restated)
     Net income (loss)                                             $ 22,294    $ (34,634)      $ 35,229     $ (49,079)
     --------------------------------------------------------- ------------- ------------- ------------- -------------
     --------------------------------------------------------- --------------------------- ------------- -------------

     Weighted average number of common shares outstanding:

          Basic                                                     240,647       236,848       238,251       234,895

          Effect of stock options                                     8,878             -         6,102             -

     --------------------------------------------------------- ------------- ------------- ------------- -------------
     --------------------------------------------------------- ------------- ------------- ------------- -------------

          Diluted                                                   249,525       236,848       244,353       234,895
     --------------------------------------------------------- ------------- ------------- ------------- -------------
     --------------------------------------------------------- --------------------------- ------------- -------------


     Net income (loss) per share:

          Basic                                                      $ 0.09      $ (0.15)        $ 0.15      $ (0.21)

          Diluted                                                      0.09        (0.15)          0.14        (0.21)

     --------------------------------------------------------- ------------- ------------- ------------- -------------

                                                                        25 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)


9.       SUPPLEMENTAL CASH FLOW INFORMATION

     --------------------------------------------------------- -------------------------- --------------------------
                                                                   Three months ended        Twelve months ended
                                                                        August 31                  August 31
     (Thousands of US dollars)                                     2003         2002         2003          2002
     --------------------------------------------------------- -------------------------- --------------------------
     Cash paid for:

         Interest                                                  $ 485        $ 484      $ 1,739         $ 573

         Income taxes                                                 96           98        2,127           893


     Interest received                                             $ 610        $ 724      $ 2,902       $ 4,889


     Non-cash investing and financing activities:

         Acquisition of building through capital lease                 -            -            -       $ 16,262
     --------------------------------------------------------- ------------- ------------ ------------ -------------

                                                                        26 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

10.      SEGMENTED INFORMATION

The Company operates in one primary operating segment, that being the design, manufacture and sale of 3D graphics and digital media silicon solutions.

The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table represent the geographic region where the revenue is booked:

      ------------------------------------------------------ --------------------------- ----------------------------
                                                                 Three months ended          Twelve months ended
                                                                     August 31                    August 31
      (Thousands of US dollars)                                  2003          2002          2003          2002
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      ------------------------------------------------------ --------------------------- ----------------------------
                                                                             (Restated)                   (Restated)
      Revenues:

          Canada                                                  $ 5,076       $ 2,699      $ 20,065       $ 15,441

          United States                                            55,615        60,689       258,545        290,575

          Europe                                                   21,800        23,880       113,193        154,712

          Asia-Pacific                                            298,183       135,597       993,490        555,051
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      ------------------------------------------------------ ------------- ------------- ------------- --------------

      Consolidated revenues                                     $ 380,674     $ 222,865   $ 1,385,293    $ 1,015,779
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      ------------------------------------------------------ --------------------------- ------------- --------------

      Product revenues:

          Components                                            $ 299,428     $ 131,231     $ 962,735      $ 537,756

          Boards                                                   77,682        83,191       397,533        450,008

          Others                                                    3,564         8,443        25,025         28,015
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      ------------------------------------------------------ ------------- ------------- ------------- --------------

      Consolidated revenues                                     $ 380,674     $ 222,865   $ 1,385,293    $ 1,015,779
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      ------------------------------------------------------ --------------------------- ------------- --------------

      Capital assets, intangible assets and goodwill:

          Canada                                                                             $ 74,332       $ 78,842

          United States                                                                       208,764        220,811

          Europe                                                                                2,277          4,644

          Asia-Pacific                                                                            423          1,214
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      ------------------------------------------------------ ------------- ------------- ------------- --------------

      Consolidated capital assets, intangible assets and
         goodwill                                                                           $ 285,796      $ 305,511
      ------------------------------------------------------ ------------- ------------- ------------- --------------

                                                                        27 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

11.      STOCK-BASED COMPENSATION

For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:

      ------------------------------------------------------------ ------------------------ -------------------------
                                                                      Three months ended       Twelve months ended
      (Thousands of US dollars, except per share amount)               August 31, 2003           August 31, 2003
      ============================================================
      ------------------------------------------------------------ ------------------------ -------------------------
      Net income for the period, as reported                                     $ 22,294                  $ 35,229

      Pro forma adjustment for stock-based compensation                              (205)                     (525)
      ------------------------------------------------------------ ------------------------ -------------------------
      ------------------------------------------------------------ ------------------------ -------------------------

      Pro forma net income                                                        $ 22,089                  $ 34,704
      ------------------------------------------------------------ ------------------------ -------------------------
      ------------------------------------------------------------ ------------------------ -------------------------

      Pro forma net income per share:

           Basic                                                                    $ 0.09                    $ 0.15

           Diluted                                                                  $ 0.09                    $ 0.14
      ------------------------------------------------------------ ------------------------ -------------------------

The weighted average estimated fair values at the date of grant for the stock options granted for the twelve months ended August 31, 2003 was $2.65 per share. No options were issued in the three months ended August 31, 2003. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:


      ---------------------------------------------------------------------- -------------------------
                                                                                Twelve months ended

                                                                                  August 31, 2003
      ---------------------------------------------------------------------- -------------------------
      Risk-free interest rate                                                                    3.1%

      Dividend yield                                                                             0.0%

      Volatility factor of the expected market price of the Company's
         common shares                                                                          71.1%

      Weighted average expected life of the options                                        4.15 years
      ---------------------------------------------------------------------- -------------------------

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                                        28 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

12.      U.S. GAAP

The following table reconciles the net income (loss) as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net income (loss) that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:


     -------------------------------------------------------- -------------------------- ---------------------------
                                                                 Three months ended         Twelve months ended
                                                                      August 31                  August 31
     (Thousands of US dollars, except per share amounts)         2003          2002          2003          2002
     -------------------------------------------------------- ------------ ------------- ------------- -------------
                                                                             (Restated)                  (Restated)

     Net income (loss) in accordance with Canadian GAAP          $ 22,294    $ (34,634)      $ 35,229    $ (49,079)

     Tax effect of stock options exercised                        (1,704)          (60)       (2,083)       (1,868)

     Loss on hedging transactions                                      28             -            94       (1,365)

     Write-off of purchased in-process R & D                            -       (5,300)             -       (5,300)

     Amortization of purchased in-process research and                442           883         4,417
          development                                                                                           883

     Goodwill amortization difference                                   -         6,135             -         7,941

     Stock compensation expenses (i), (ii)                       (21,879)         4,738      (25,486)           997

     Restructuring charges not yet incurred                         (270)             -             -             -

     -------------------------------------------------------- ------------ ------------- ------------- -------------
     -------------------------------------------------------- ------------ ------------- ------------- -------------

     Net income (loss) in accordance with U.S. GAAP             $ (1,089)    $ (28,238)      $ 12,171    $ (47,791)
     -------------------------------------------------------- ------------ ------------- ------------- -------------
     -------------------------------------------------------- ------------ ------------- ------------- -------------

     Net income (loss) per share:

          Basic                                                  $ (0.00)      $ (0.12)        $ 0.05     $ (0.20)


          Diluted                                                $ (0.00)      $ (0.12)        $ 0.05     $ (0.20)

     -------------------------------------------------------- ------------ ------------- ------------- -------------
     -------------------------------------------------------- ------------ ------------- ------------- -------------

     Weighted average number of shares (000's):

          Basic                                                   240,647       236,848       238,251       234,895

          Diluted                                                 240,647       236,848       244,353       234,895
     -------------------------------------------------------- ------------ ------------- ------------- -------------

                                                                        29 of 30
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003
(Unaudited)

12.      U.S. GAAP (CONTINUED)

     (i) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement.

     (ii)Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the incentive plan were met. This expense is amortized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.


13.      SUBSEQUENT EVENT

On September 2, 2003, the Company announced the acquisition of certain assets of AMI Technologies Corp., its sales organization for Taiwan and China for cash consideration of $3.0 million.

                                                                        30 of 30
                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ATI TECHNOLOGIES INC.

Date:  October 3, 2003            By: //Terry Nickerson//
                                      ------------------------------------------
                                      Name: Terry Nickerson
                                      Title: Senior Vice President, Finance and
                                      Chief Financial Officer